Exhibit 8.1

List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation:
Chongqing Daqo New Energy Co., Ltd.	People’s Republic of China
Xinjiang Daqo New Energy Co., Ltd.	People’s Republic of China
Xinjiang Daqo Investment Co., Ltd.,	People’s Republic of China